UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments Thereto Filed Pursuant
to § 240.13d-2(a)

Under the Securities Exchange Act of 1934*

H/CELL ENERGY CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $.0001 PER SHARE

(Title of Class of Securities)

404123 101

(CUSIP Number)

James M. Turner, Esq.

Marc J. Ross, Esq.

Sichenzia Ross Ference Kesner LLP

61 Broadway, 32nd Floor

New York, NY 10006

Tel: (212) 930-9700

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 23, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 404123 101	13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS

Mohammad Rezaul Karim

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ]
(b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF	7	SOLE VOTING POWER
SHARES			626,316

BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY			0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING			626,316

PERSON WITH	10	SHARED DISPOSITIVE POWER
			0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

626,316

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.9% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This percentage is calculated based upon 7,041,579 shares of the Issuer’s common stock outstanding (as of May 18, 2017), as set forth in the Issuer’s quarterly report on Form 10-Q as filed with the Securities and Exchange Commission on May 19, 2017.

CUSIP No. 404123 101	13D	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS

Reza Enterprises, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ]
(b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New Jersey

NUMBER OF	7	SOLE VOTING POWER
SHARES			526,316

BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY			0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING			526,316

PERSON WITH	10	SHARED DISPOSITIVE POWER
			0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

526,316

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.5% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	This percentage is calculated based upon 7,041,579 shares of the Issuer’s common stock outstanding (as of May 18, 2017), as set forth in the Issuer’s quarterly report on Form 10-Q as filed with the Securities and Exchange Commission on May 19, 2017.

CUSIP No. 404123 101	13D	Page 4 of 7 Pages

Item 1. Security and Issuer.

This statement relates to the Common Stock, par value $0.0001 per share (the “Common Stock”), of H/Cell Energy Corporation, a Nevada Corporation (the “Issuer”). The Issuer’s principal executive offices are located at 97 River Road, Flemington, New Jersey 08822.

Item 2. Identity and Background.

This statement is filed on behalf of (1) Mohammad Rezaul Karim, a United States citizen (“Karim”), and (2) Reza Enterprises, Inc., a New Jersey corporation (“Reza”). Such parties are referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons.”

Karim is the Chief Executive Officer of Reza. The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. Each Reporting Person disclaims beneficial ownership of the shares of Common Stock owned by any person other than such Reporting Person except to the extent of any pecuniary interest therein.

The principal business address of each Reporting Person is 8 Harmony School Road, Flemington, New Jersey 08822.

None of the Reporting Persons has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). None of the Reporting Persons has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Private Placement

On February 4, 2016, Reza purchased 526,316 shares of the Issuer’s common stock for gross proceeds of $200,000. In connection with that transaction, Karim was appointed to the board of directors of Issuer.

Compensatory Options

On March 10, 2016, Karim was granted 200,000 options pursuant to the Issuer’s equity compensation plan. 50% of the options vested on April 1, 2017 and on April 4, 2017, Karim exercised those vested options and purchased 100,000 shares of the Issuer’s common stock for an aggregate exercise price of $1.000. The remaining 50% of the options vest on April 1, 2018. As these remaining options have not vested and will not vest within 60 days of the filing of this Schedule 13D, such shares issuable upon exercise of the options have not been included within the number of shares beneficially owned by Karim.

CUSIP No. 404123 101	13D	Page 5 of 7 Pages

Item 4. Purpose of Transaction.

Each Reporting Person acquired all of their common stock for investment purposes.

Karim was a member of the board of directors of the Issuer between February 5, 2016 and April 1, 2017.

Other than as described above, no Reporting Person currently has plans or proposals that relate to or would result in any of the transactions involving the Issuer described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although either Reporting Person may from time to time consider pursuing or proposing any such transactions and, in that connection, may discuss, evaluate and/or pursue any such transactions with their respective advisors, the Issuer or other persons).

Item 5. Interest in Securities of the Issuer.

Karim beneficially owns 626,316 shares of the Issuer’s common stock, which includes 526,316 shares of the Issuer’s common stock owned by Reza. Karim, as the Chief Executive Officer of Reza, is deemed to beneficially own the shares owned by Reza. Based upon 7,041,579 shares of the Issuer’s common stock outstanding (as of May 18, 2017), as set forth in the Issuer’s quarterly report on Form 10-Q as filed with the Securities and Exchange Commission on May 19, 2017, the shares of the Issuer’s common stock beneficially owned by Karim constitutes approximately 8.9% of the common stock of the Issuer as calculated in accordance with Rule 13d-3(d)(1).

Reza beneficially owns 526,316 shares of the Issuer’s common stock. Based upon 7,041,579 shares of the Issuer’s common stock outstanding (as of May 18, 2017), as set forth in the Issuer’s quarterly report on Form 10-Q as filed with the Securities and Exchange Commission on May 19, 2017, the shares of the Issuer’s common stock beneficially owned by Reza constitutes approximately 7.5% of the common stock of the Issuer as calculated in accordance with Rule 13d-3(d)(1).

The following table sets forth the number of shares of common stock as to which the Reporting Persons have (i) the sole power to vote or direct the voting of the shares, (ii) the sole power to dispose or to direct the disposition of the shares or (iii) shared power to vote or direct the vote or dispose or direct disposition of the shares:

Reporting Person	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Mohammad Rezaul Karim	626,316	0	626,316	0

Reza Enterprises, Inc.	0	526,316	0	526,316

Except as set out above, the Reporting Persons have not effected any other transactions in any securities of the Issuer in the past 60 days.

CUSIP No. 404123 101	13D	Page 6 of 7 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

By virtue of the relationship among the Reporting Persons, the Reporting Persons may be deemed to be a “group” under the Federal securities laws. Other than the relationship between the Reporting Persons as described above under Items 2-5 above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

1.	Joint Filing Agreement, dated as of June 23, 2017, by and between Mohammad Rezaul Karim and Reza Enterprises, Inc. (filed herewith).

CUSIP No. 404123 101	13D	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

June 23, 2017

/s/ MOHAMMAD REZAUL KARIM
Mohammad Rezaul Karim

REZA ENTERPRISES, INC.

By:	/s/ MOHAMMAD REZAUL KARIM
Name:	Mohammad Rezaul Karim
Title:	Chief Executive Officer